Exhibit 99.5

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Canadian Hydro Developers, Inc.

July 22, 2009

NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES

OF

CANADIAN HYDRO DEVELOPERS, INC.

AT A PRICE OF

CDN.$4.55 FOR EACH COMMON SHARE

BY

1478860 ALBERTA LTD.

A WHOLLY-OWNED SUBSIDIARY OF

TRANSALTA CORPORATION

1478860 Alberta Ltd. (the "Offeror"), a wholly-owned subsidiary of TransAlta Corporation, is offering to purchase (the "Offer"), at a purchase price of Cdn.$4.55 in cash per share, all of the issued and outstanding common shares in the capital of Canadian Hydro Developers, Inc. ("Canadian Hydro"), together with the associated rights (the "SRP Rights" and, together with the common shares in the capital of Canadian Hydro, the "Common Shares") issued and outstanding under the shareholder rights plan agreement of Canadian Hydro (the "Shareholder Rights Plan"), and including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined below) upon the conversion, exchange or exercise of any securities of Canadian Hydro (other than SRP Rights) that are convertible into or exchangeable or exercisable for Common Shares. The Offer, which is subject to certain terms and conditions, is set forth in the offer and related take-over bid circular dated July 22, 2009 (the "Offer and Circular"), a copy of which is being filed with the securities regulatory authorities in Canada and which will be available shortly under Canadian Hydro's profile at www.sedar.com.

The Offer is open for acceptance until 6:00 p.m. (Calgary time) on August 27, 2009 (the "Expiry Time"), unless the Offer is extended or withdrawn by the Offeror.

The Offer is subject to certain conditions which are described in the Offer and Circular, including, without limitation, (i) there being validly deposited under the Offer and not properly withdrawn at the Expiry Time such number of Common Shares which, together with any Common Shares held by the Offeror and its affiliates (if any), constitute at least 66 2/3% of the outstanding Common Shares (calculated on a fully-diluted basis), and (ii) the Shareholder Rights Plan being waived, invalidated or cease traded. The Offer is also subject to certain other conditions described under "Conditions of the Offer" in Section 4 of the Offer. Please read Section 4 of the Offer, which sets forth in full the conditions to the Offer. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time. The Offer is not subject to any financing condition.

The Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "KHD". The Offer represents a premium of approximately 30% over the volume weighted average trading price of the Common Shares on the TSX for the 10 trading days immediately preceding the announcement by the Offeror on July 20, 2009 of its intention to make the Offer, and a premium of approximately 25% over the closing price of the Common Shares on the TSX on the last trading day immediately preceding the announcement by the Offeror of its intention to make the Offer. On July 17, 2009, the last trading day prior to the announcement by the Offeror of its intention to make the Offer, the closing price of the Common Shares on the TSX was Cdn.$3.65.

The Offeror is making the Offer to acquire, directly or indirectly, all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of Canadian Hydro (other than SRP Rights) that are convertible into, exchangeable or exercisable for Common Shares. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror currently intends to acquire any Common Shares not deposited under the Offer through a Compulsory Acquisition or to propose a Subsequent Acquisition Transaction (each as defined in the Offer and Circular), in each case for consideration per Common Share at least equal in value to the consideration paid by the Offeror per Common Share under the Offer.

The Offer may be validly accepted by delivering to the Depositary at its office listed in the letter of transmittal accompanying the Offer and Circular (the "Letter of Transmittal") so as to be received at or prior to the Expiry Time: (i) the certificate(s) representing the Common Shares in respect of which the Offer is being accepted; (ii) the Letter of Transmittal in the form accompanying the Offer and Circular, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and (iii) all other documents required by the instructions set out in the Letter of Transmittal. The Offer may also be validly accepted by following the procedures for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance – Book-Entry Transfer". Alternatively, shareholders wishing to deposit such Common Shares and whose certificate(s) for such Common Shares are not immediately available or whose certificate(s) for such Common Shares and all other documents required by the Letter of Transmittal cannot be delivered to the Depositary before the Expiry Time or who cannot comply with the procedures for delivery by book-entry transfer on a timely basis may deposit such Common Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance – Procedure for Guaranteed Delivery". Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Common Shares pursuant to the Offer.

Except as otherwise provided in Section 7 of the Offer, "Right to Withdraw Deposited Common Shares", all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Common Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing shareholder: (i) at any time before the Common Shares have been taken up by the Offeror; (ii) at any time before the expiration of ten days from the date upon which either: (a) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a shareholder to accept or reject the Offer (other than a change which is not within the control of the Offeror or an affiliate of the Offeror) in the event that such change occurs prior to the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Common Shares deposited under the Offer, or (b) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares and an extension of the time for deposit to not later than ten days after the date of notice of variation or a variation in the terms of the Offer consisting solely of a waiver of one or more of the conditions of the Offer), is mailed, delivered or otherwise properly communicated, but only if such deposited Common Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order(s) as may be granted by applicable courts or applicable securities regulatory authorities; or (iii) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up.

The receipt of cash for Common Shares pursuant to the Offer will be a taxable transaction for Canadian income tax purposes. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.

A request has been made to Canadian Hydro for the use of Canadian Hydro's shareholder list and security position listings for the purpose of disseminating the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively, the "Offer Documents") to shareholders. When that information is provided, the Offer Documents will be mailed to record holders of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Canadian Hydro's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Common Shares. The Offer Documents will also be delivered to holders of options and any other rights to acquire Common Shares as required by law.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. Copies of the Offer Documents can be obtained without charge from Georgeson Shareholder Communications Canada Inc. (the "Information Agent"), CIBC Mellon Trust Company (the "Depositary") or RBC Dominion Securities Inc. and Goldman Sachs Canada Inc. (the "Dealer Managers"). Questions and requests for assistance may be directed to the Information Agent, the Depositary or the Dealer Managers at the addresses and telephone numbers set forth below. TransAlta's legal advisors in connection with the Offer are Burnet, Duckworth & Palmer LLP.

NOTICE TO HOLDERS OF CANADIAN HYDRO OPTIONS

The Offer is made only for Common Shares and is not made for any options, rights or other securities to acquire Common Shares (other than the associated SRP Rights). Any holder of such options, rights or other securities to acquire Common Shares (other than the associated SRP Rights) who wishes to accept the Offer must exercise or convert the options, rights or other securities in order to obtain certificates representing Common Shares that may be deposited in accordance with the terms of the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian company. The Offer is subject to Canadian disclosure requirements which are different from those of the United States.

Shareholders residing in the United States should be aware that the disposition of Common Shares pursuant to the Offer may have tax consequences both in the United States and Canada. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.

While the Offer is being made to all shareholders on the books of Canadian Hydro, this document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to shareholders in any such jurisdiction.

The Depositary for the Offer is:	The Information Agent for the Offer is:
CIBC MELLON TRUST COMPANY	GEORGESON SHAREHOLDER COMMUNICATIONS
199 Bay Street	CANADA INC.
Commerce Court West	100 University Avenue, 11th Floor
Securities Level	Toronto, Ontario, Canada
Toronto, Ontario, Canada	M5J 2Y1
M5L 1G9	North American Toll Free Number: 1-866-783-6752
Telephone Toll Free: 1-800-387-0825	Bank, Brokers and collect calls: 1-212-806-6859
Fax: 1-416-643-3148

The Dealer Managers for the Offer are:
RBC DOMINION SECURITIES INC.	GOLDMAN SACHS CANADA INC.
200 Bay Street, 4th Floor	1310, 311 – 6th Avenue S.W.
Royal Bank Plaza, South Tower	Calgary, Alberta T2P 3H2
Toronto, Ontario M5J 2W7	Telephone: (403) 269-1333
Telephone: (416) 842-5596